Rule 497(e)
                                                             File Nos. 2-80886
                                                             811-3626

Institutional Shares
CITIZENS INDEX PORTFOLIO
WORKING ASSETS MONEY MARKET PORTFOLIO


Supplement dated: November 21, 1996
to Prospectus dated: September 27, 1996

ALL CITIZENS TRUST PORTFOLIOS ALLOW INVESTING IN
REPURCHASE AGREEMENTS

Consistent with our efforts to improve value to our shareholders, we now allow investing in repurchase agreements.

The addition to the prospectus follows:

Repurchase Agreements

To allow us to earn interest on every dollar in the Portfolio, we usually invest surplus cash overnight or for longer periods through an arrangement called a repurchase agreement, or "repo," with a financially strong company that is either a large stock broker or a substantial bank that is a member of the Federal Reserve Bank. As additional security, we always require all vendors of repurchase agreements to set aside collateral in our name in the form of government securities equal to 102% of the value of any repurchase agreement. However, it is important to note that while repurchase agreements are a useful tool in managing the Portfolio, they do have some greater risk than direct investment in securities. If a bank or a stockbroker becomes bankrupt, or otherwise defaults after selling us a repurchase agreement, we may suffer some delay and expense in liquidating our collateral or have a loss of principal or interest. However, in any default, the resold securities are expected to provide collateral sufficient to cover the amount of the repurchase agreement, so we do not feel these risks outweigh the benefits of repurchase agreements."